August 16, 2011

Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Kid Brands, Inc.
Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011 Filed May 10, 2011
Definitive Proxy Statement on Schedule 14A Filed June 9, 2011
Form 8-K Filed June 22, 2011
File No. 1-8681

Dear Mr. Decker and Ms. Salik:

In your letter dated August 9, 2011, you requested that we respond to your comments regarding the foregoing filings within ten business days, or advise you when we would provide the requested response.

As discussed with Ms. Salik, we are requesting an extension to the initial ten business days response deadline until September 16, 2011 for a variety of reasons, primary among them the recent focus of management on the timely filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which was filed on August 15, 2011, resulting in our requirement for additional time to gather information necessary to respond appropriately to your comments, and previously scheduled travel commitments involving persons responsible for such response. As discussed, we will file our response to your comment letter no later than September 16, 2011.

We appreciate your support regarding the timing of this request, and continue to diligently prepare our response. Please contact me at (201) 405-2454 if you have any questions regarding the foregoing.

Sincerely,

KID BRANDS, INC.

By: /s/ Marc S. Goldfarb
Name: Marc S. Goldfarb
Title: Senior Vice President
and General Counsel